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                     February 28, 2024

       Jason Dubinsky
       Chief Financial Officer
       Morningstar, Inc.
       22 West Washington Street
       Chicago, IL 60602

                                                        Re: Morningstar, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-51280

       Dear Jason Dubinsky:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance